Exhibit 99.2

POINTS INTERNATIONAL LTD.

CODE OF BUSINESS CONDUCT & ETHICS

Introduction

This Code of Business Conduct and Ethics (“the Code”) reflects the commitment of Points International Ltd. (“Points”) or (“the Company”) to conduct its business affairs in accordance with not only the requirements of law but also the highest standards of ethical conduct. The standards in this Code may be further explained or implemented through related corporate policies. If a law conflicts with a policy in this Code, you must comply with the law. This Code and related policies are available from the Human Resources Department.

Every employee of the Company in all locations world wide is subject to and must abide by this Code. References in this Code to employees of the Company also includes contractors, officers, and members of the Board of Directors. This Code applies to all forms of business transactions.

Of course, no Code of Conduct can cover every situation. All of us need to observe not just the letter, but also the spirit of this Code in all our dealings on behalf of the Company. If a decision about a particular action is not covered specifically by this Code or related corporate policies, employees are required to seek guidance from their Manager or appropriate internal sources such as the Chief Financial Officer or VP of Human Resources.

You are strongly encouraged to consult with the Chief Financial Officer or the VP of Human Resources if you have any questions concerning the requirements or interpretation of this Code. Those who violate the standards in this Code may be subject to disciplinary action up to and including termination.

Honest, Lawful & Ethical Conduct

The conduct of employees in performing their duties on behalf of the Company must in all situations, in all matters and at all times, be honest, lawful and in accordance with high ethical and professional standards. All employees must comply with applicable laws, rules and legislation.

Criteria for Ethical Decision Making:

Before embarking on any course of action, we need to ask ourselves these questions:

  Is it legal?
  Does it feel fair and honest?
  Does it compromise trust or integrity?
  Could I justify it to the public?
  If disclosed, would it cause embarrassment or concern for an individual or the employer?

We are encouraged to discuss any questions or concerns we may have about the correctness of any anticipated conduct or decision with our Manager. We may also seek guidance from the Chief Financial Officer or VP of Human Resources.

Conflicts of Interest

A conflict of interest occurs when an individual's private interest interferes in any way, or may have the appearance of interfering, with the interests of the Company. A conflict can arise when an employee takes actions or has interests that may make it difficult to perform his or her work objectively and effectively. Conflicts of interest also arise when an employee, or a member or his or her family, receives improper personal benefits as a result of his or her position with the Company.

Issues that may pose potential conflicts of interest should be reported to the Chief Executive Officer, Chief Financial Officer, or the VP of Human Resources for assessment and resolution, as appropriate.

It is almost always a conflict of interest for an employee to work for a competitor, customer, supplier or partner. The best policy is to avoid any material business connection with our competitors, customers, suppliers or partners, except when acting on the Company’s behalf. Employees are also prohibited from: (a) taking for themselves personal opportunities that are discovered through the use of corporate property, information or position, (b) using corporate property, information, or position for personal gain; and (c) competing with the Company.

Before engaging in any material transaction or relationship that may give rise to a conflict of interest, each employee must provide full disclosure of all relevant facts to, and receive the approval of, the Chief Executive Officer. In the case of a Board member or Executive Officer, relevant facts must be disclosed to, and approval received from the Board of Directors. In addition, if an employee’s spouse or other close family member works for a firm that does business with or competes against the Company, the Chief Executive Officer should be advised of the situation in writing.

Entertainment, Gifts & Favours

Employees, and members of their immediate families, must not accept entertainment, gifts or favours that compromise, or even appear to compromise their ability to make objective and fair business decisions. Similarly, none of us may offer gifts or favours that might be perceived as unfairly influencing a business interaction.

Gifts and entertainment may be accepted or offered by us only in the normal exchanges common to business relationships.

You must ensure that all business courtesies, gifts, and entertainment you provide to clients, Points employees and others comply with all applicable laws, are in the ordinary and proper course of business, and cannot reasonably be construed as bribes or other improper inducements.

Inappropriate gifts that are received by employees should be returned to the donor.

Recordkeeping, Reporting, and Financial Integrity

The Company’s books, records, accounts and financial statements must be maintained in appropriate detail, must properly reflect the Company's transactions and must conform both to applicable law and to the Company's system of internal controls. Further, Points’ public financial reports must contain full, fair, accurate, timely and understandable disclosure as required by law. The Company's financial and accounting departments are responsible for procedures designed to assure proper internal and disclosure controls, and all employees must cooperate with these procedures.

Any employee who learns of any material information affecting or potentially affecting the accuracy or adequacy of the disclosures made by the Company in its filings or other public statements shall bring the matter promptly to the attention of the Chief Executive Officer, Chief Financial Officer or VP of Human Resources. Any employee who learns of information concerning (a) significant deficiencies or material weaknesses in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data accurately, or (b) any fraud, whether or not material, shall bring the matter promptly to the attention of the Chief Executive Officer, Chief Financial Officer or VP of Human Resources.

Confidentiality

Much of the information with which we come into contact at work each day is confidential. Confidential information is not generally known to others outside the Company and must not be disclosed, except as specifically authorized or legally required. Information that has been made public by the Company, such as press releases, news articles or advertisements, is not considered confidential and does not require protection. It is the responsibility of each of us to use discretion in handling Company information so that we do not inadvertently reveal confidential information to competitors, vendors, partners, clients, friends and/or family members. The obligation to preserve confidential information continues even after employment ends. If you are unsure about whether certain information is confidential, presume that it is.

Insider Trading Policy

Securities laws prohibit trading in securities by persons who have material information that is not generally known or available to the public.

Employees of the Company may not (a) trade in stock or other securities while in possession of material nonpublic information or (b) pass on material nonpublic information to others or recommend to others that they trade in stock or other securities based on material nonpublic information. Examples of such information include financial announcements, management changes, major litigation, purchase or sale of significant assets, significant customer relationships, anticipated mergers, acquisitions, or divestitures, business restructurings, new product announcements, and other business-critical events.

The Company has adopted guidelines designed to implement this policy. All employees are expected to review and follow the Points International Ltd. Insider Trading Guidelines. If you have further questions in this area, please speak to the Chief Financial Officer.

Discrimination and Harassment

Points provides equal opportunity in all aspects of employment and will not tolerate any illegal discrimination or harassment of any kind. For more information, see the Company’s policies on Harassment and Discrimination in the Points International Ltd. Employee Handbook.

Reporting Suspected Violations

Any employee who has information indicating that a violation of this Code has been or is about to be committed shall immediately report the facts to the following: < phone number provided to employees> The complaint should be factual and contain specific information to allow for proper assessment and investigation of the allegation. All complaints and concerns will be taken seriously and kept confidential, except to the extent where information is required to be disclosed in the investigation process as described in this policy, or as required by law.

If you identify yourself when raising a complaint or concern, your name will not be disclosed unless you consent or unless the law requires such a disclosure. However, if you raise a complaint or concern and after an investigation it is determined that the complaint was made maliciously or recklessly, your identity may be disclosed and you may face disciplinary action up to and including termination of your employment.

Enforcement

Confidentiality will be protected where necessary and employees who report a suspected violation in good faith will be shielded from retaliation. No employee will be discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against because of any lawful act done by an employee in the provision of information to superiors, or to appropriate government agencies, regarding conduct that the employee reasonably believes violates the Code or any applicable government laws, rules and regulations, or in assisting in an investigation of these types of violations.

Upon receipt of a report of a possible violation of this Code, Senior Management or the Board of Directors, as the case may be, shall promptly initiate an investigation to gather the relevant facts. All lawful and appropriate investigative means and methods may be utilized in the conduct of the investigation. All employees are expected to cooperate in the investigation when called upon to do so.